PNG Ventures, Inc.
5310 Harvest Hill Road, Suite 229
Dallas, Texas 75230
Telephone: (214) 613-0220 • Facsimile: (214) 613-0230

Re:           PNG Ventures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009 Filed August 13, 2009
Response letter dated September 30, 2009 File No. 000-29735

General

1.	In your next response, please provide the representations regarding adequacy and accuracy of your disclosures requested at the end of this letter.

Company response:

We make the following assertions:

We are responsible for the adequacy and accuracy of the disclosure in our public filings including our response to SEC comments. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our public filings and understand that SEC staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations - PNG Ventures, Inc.

Year Ended December 31, 2008 (as defined) compared to December 31, 2007

Cost of Sales, page 23

2.
Your response to prior comment three explains that SAB 11:B contemplates the presentation of cost of sales excluding depreciation and amortization, with an appropriately modified caption. Please note that SAB 11:B also explains that “To avoid placing undue emphasis on “cash flow,” depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” To the extent you continue to present cost of sales excluding depreciation and amortization, please also modify your presentation to discontinue the use of the measure of gross profit.

Company response:

The Company will prospectively discontinue the use of the measure of gross profit and accordingly, any presentation of comparative data from previous periods will be modified to conform. This change has been reflected in our most recent Quarterly Report on Form 10-Q.

3.
Your response to prior comment three also explains that “Certain production costs could be reclassified into cost of sales in accordance with ARB 43. However, since they constitute a small percentage of sales, the Company determined that there would be no material impact to the results and maintained the consistent presentation.” Please supplementally provide us a SAB 99/108 analysis to support your statement that there would be no material impact to your results.

Company response:

The Company has historically included direct costs involved in the production of saleable goods (Liquefied Natural Gas) in the measurement of gross profit, as cost of sales. These direct costs, raw materials (feedstock gas) and delivery freight, are variable with sales volume. Such costs have been re-captioned as “production costs”, prospectively, in the statement of operations. As indicated in our response to item 2, and reflected in our most recent Quarterly Report on Form 10-Q, the Company has discontinued the measure of gross profit in accordance with staff’s recommendation, and will conform any comparative data presented.

Other costs such as direct wages, benefits and indirect expenses related to production, which are less sensitive to sales levels, have been classified in their respective categories elsewhere on our statement of operations, in the periods incurred, consistent with the accepted presentation for prior years. Furthermore, all period expenses related to sales have been properly reflected in the results of net income or loss.

In addition to quantitative measurement, the Company considered the impact of qualitative factors, in the context of SAB 99, as part of its assessment of the propriety of the classifying costs of sales and other expenses and whether any material misstatements occurred as a result, in the Statement of Operations.

We concluded that the impact of classifying certain expenses elsewhere than costs of sales and measurement of gross profit does not as a whole:

-	mask a change in earnings,
-	change analysts expectations for the enterprise,
-	change a loss into income or vice versa,
-	misstate any segment that has a significant role in the Company’s operations or profitability,
-	affect the Company’s compliance with regulatory requirements, loan covenants or other contractual obligations,
-	affect the calculation of variable compensation for any employee or,
-	conceal unlawful transactions, of which there are none to the best of our knowledge.

In the context of SAB 108, the issue of classification and our consideration of materiality in this case, does not involve a quantitative assessment of the accumulation of prior and current period errors in the statement of operations or improper amounts on the balance sheet.

Given that all relevant costs are included in the measurement of period net income (loss) management does not believe that there are any material misstatements in our financial statements and presents fairly, the results of operations. The audit opinion supports this assertion.

Liquidity and Capital Resources, Page 24

4.
Your response to prior comment four explains that you do not believe SFAS 133 applies to this transaction. Given the price redetermination provisions of your convertible debt, please tell us the specific reasons why you believe SFAS 133 is not applicable.

Company response:

The Company concluded that SFAS 133 does not apply, based on a review of EITF 00-19 and SFAS 133, as follows:

Paragraph 4 of EITF Issue No. 00-19 states the following:

“The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of SFAS 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in Stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133.”

Using the applicable guidance, our analysis of the derivative that is embedded in the Black Forest (BFI) Convertible Debt led us to conclude that such embedded derivative would be classified as Stockholders’ Equity if it were in fact a free standing derivative. In that case, under the paragraph cited above, the embedded derivative would not be subject to the scope of SFAS 133, and therefore we concluded SFAS 133 is not applicable.

Furthermore, this paragraph also exempts “conventional convertible debt instrument(s) in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares...” from the requirements of paragraphs 12-32. The effect of this exemption is that the embedded derivative more readily meets the tests of “equity classification” and is, therefore, exempt from the scope of SFAS 133.

While paragraphs 11(a) and 12(c) SFAS 133 are not as succinct, the interpretation in EITF 00-19 paragraph 4 clearly excludes convertible debt, such as the BFI note from the scope of 133. SFAS 133 further clarifies this issue in paragraph 61(k), by noting that a holder (investor) and an  issuer may apply different accounting methods for similar instruments. This paragraph specifically concludes that, in the case of convertible debt that is convertible into a specified number of shares of the debtor’s common stock, such option is not considered to be a derivative under paragraph 11(a) for purposes of the accounting to be applied by the issuer.

SFAS 133, in the Scope Application paragraph 199 provides further guidance:

“Because the option is indexed to the issuer’s own stock and a separate instrument with the same terms would be classified in stockholders’ equity in the statement of financial position, the written option is not considered to be a derivative instrument for the issuer under paragraph 11(a) and should not be separated from the host contract.”

Accordingly, SFAS 133, paragraph 199 provides further support for the concept that the embedded option would not be separated from the host (and accounted for separately in equity).

The BFI note (the host contract) provides for a “net share settlement” or cash settlement at the option of the counterparty. Accordingly, the instrument should be classified as a liability under EITF 00-19 (8). Furthermore, the provisions of the host contract (as a secured debt instrument) give the counterparty rights that rank higher than the holders of the common stock. Such terms further support to the conclusion that the BFI note is properly classified as a liability in the financial statements. Likewise, the embedded conversion feature is not subject to the scope of SFAS 133 for the specific reasons stated above.

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation, page F-8

5.
Please tell us if the debt holder who was granted an irrevocable proxy to vote the shares as well as a security interest in the shares and an option to convert such shares in exchange for settlement of part of the debt was considered a related party, or had a pre-existing relationship with ELNG, New ELNG, Earth Biofuels, Inc., or PNG Ventures.

Company response:

The debt holder who was granted an irrevocable proxy, Castlerigg PNG Investments, LLC., is not a related party and had no pre-existing relationship with ELNG, New ELNG, Earth Biofuels, Inc., or PNG Ventures, other than as a lender and holder of debt owed by Earth Biofuels, Inc. Please refer to our response to item 6 below.

6.	Within your Form 8-K filed July 7, 2008 announcing the completion of the acquisition with ELNG, we note the following statements:

•
“...the Share Exchange also resulted in a change in control of the Company, with EBOF beneficially owning and controlling (through its ownership of ELNG), 7,000,000 Exchange Shares of the Company out of a total of 10,804,634 issued and outstanding shares after giving effect to the Share Exchange...”

•	“As PNG was a blank check company prior to the Share Exchange, New ELNG is considered the accounting survivor/operating company for financial reporting purposes.”

•
“The Share Exchange resulted in a change in control of the Company with EBOF owning beneficially 8,900,000 shares of common stock of the Company out of a total of 12,704,634 fully diluted shares issued and outstanding shares after giving effect to the Share Exchange.”

•
“Contemporaneously with the closing of the Share Exchange, and pursuant to the Exchange Agreement, the current officers and directors of the Company resigned and EBOF elected all of the directors of the Company and appointed its principal officers.”

Please contrast the statements above from your Form 8-K with the assertions in your response to prior comment nine that 1) subsequent to the Share Exchange agreement, PNG maintained control, and 2) ELNG did not get control of PNG’s Board and did not participate in the Company’s management after June 30, 2008.

Please also explain to us the facts and circumstances that changed that led to you to conclude that ELNG, or New ELNG was not the accounting acquirer.

Company response:

We have reviewed your comments 5 and 6 regarding the Company's adoption of the purchase method with regard to the June 30, 2008 Share Exchange transaction. Upon reflection on your comments, the Company now understands how its prior 1934 Act Reports may have, with respect to the analysis of the applicable accounting issues, either created the wrong inference, or failed to more clearly describe  the background facts that would have clarified the determination of the accounting for the transaction as a purchase.

With the indulgence of the Staff, perhaps a brief review of the underlying background facts is appropriate.

     1. As a threshold matter, the June 30, 2008 Share Exchange transaction was intended, by all parties, to fully and completely extricate the LNG business from EBOF. Contemplated in the transaction was that the management, share ownership and operating control of PNG immediately after the transaction, would reside with third parties who were completely independent of EBOF.

     2. In point of fact, the Share Exchange resulted in the issuance of 7,000,000 shares of PNG common stock to EBOF (the “Exchange Shares”). However, it was the intent of the parties that EBOF would only serve as a temporary record holder of those shares as the Exchange Shares were intended to support the underlying exchange feature associated with $70 million of the $105 million principal amount of senior secured convertible notes issued by EBOF to the creditors who had in 2007, forced EBOF into a temporary involuntary bankruptcy. (The $70 million of notes were convertible into PNG shares @ $10 per share).

3. In support of the “temporary record holder” concept, we point to the following items that were intended to vest irrevocable control of the Exchange Shares in the hands of the EBOF note holders: (a) an irrevocable voting proxy was granted to Castlerigg PNG Investments, LLC. (Castlerigg), (the largest EBOF note holder); (b) the Exchange Shares were issued and held in escrow for the benefit of these note holders; (c)  EBOF actually delivered stock powers to Castlerigg, among others, supporting the underlying exchange rights; (d) a Schedule 13D was filed by Castlerigg on July 10, 2008, promptly following the Share Exchange, declaring beneficial ownership of the Exchange Shares; and (e) most conclusively, the fact that principally all of the 7,000,000 Exchange Shares were ultimately issued to the former EBOF note holders upon exercise of the exchange features embedded within such notes (and up to $70 million of the associated principal amount was extinguished).

4. To  support the purchase method adoption, the Company considered, among others: (a) the appointment of operating management and board members who were third parties independent of EBOF; (b) the intended issuance of the 7 million shares to the former EBOF creditors (also third parties independent of EBOF) pursuant to exchange features embedded within the EBOF senior secured convertible notes; (c) the irrevocable proxy granted by EBOF to Castlerigg, the largest of the EBOF note holders; (d) the stock powers granted by EBOF to the note holders; and (e) the fact that for purposes of the Securities Exchange Act of 1934, Castlerigg was viewed as the beneficial owner of the Exchange Shares and filed a supporting Schedule 13D with the Securities and Exchange Commission.

The Company has clarified its disclosures in the most recent filing of our Quarterly Report on Form 10-Q. We note the following excerpt from Footnote 1:

“The acquisition of New ELNG was effected through a Share Exchange Agreement (the “Exchange Agreement”) with Earth Biofuels, Inc., a Delaware corporation (“EBOF”) and its wholly owned subsidiary, Earth LNG, Inc, a Texas corporation (“ELNG”). In the Exchange Agreement, PNG acquired 100%  of the outstanding shares of New ELNG, a newly formed and wholly-owned  subsidiary of ELNG, in exchange for the issuance to EBOF of 7,000,000 shares of the common stock of the Company (the “Exchange Shares”)  and certain other consideration and share issuances (said transaction being referred to herein as the “Share Exchange”). Principally all of the Exchange Shares were subsequently transferred by EBOF to the holders of EBOF notes upon the exercise of exchange rights granted in conjunction with the Share Exchange. Exercise of the exchange rights resulted in the cancellation of up to $70 million of the EBOF notes and the acquisition of a majority ownership in the outstanding PNG shares by the former EBOF note holders. Prior to transfer, the Exchange Shares were subjected to an irrevocable proxy by EBOF in favor of the largest holder of the EBOF notes as additional consideration in the Share Exchange. The irrevocable proxy granted full majority voting rights to the EBOF note holder and restricted EBOF’s ability to transfer or assign the Exchange Shares. As the Share Exchange resulted in a change of control in which third parties unrelated to EBOF acquired control of the majority of PNG Shares outstanding and control of PNG’s operating, management, and Board of Directors. PNG accounted for the Share Exchange under the purchase accounting method.”

The Company also notes that in its Annual Report filing on Form 10-K for the year ended December 31, 2008, it was reported that Castlerigg PNG Investments, LLC. was the beneficial owner of 5.6 million shares of PNG.

Based on the facts described above, we believe the purchase accounting method applied to this transaction is appropriate under FAS 141(R), principally because a change of control did occur as demonstrated by majority stock ownership transferred to third parties, control exercised by those entities, which undertook the risks and benefits by virtue of their ownership and their appointment of a new Board of Directors and management.

Note 10 Litigation

Kelley, page F- 18

7.
We note from your response to prior comment 11 your belief that “Even though the change in circumstances did not support the standard for the previous accrual, we believe it would have been inappropriate and misleading to reverse the accrual.” As it does not appear you have met the standards for recording the accrual under SFAS 5, please clarify why you believe it would be “…inappropriate and misleading to reverse the accrual.”

Company response:

In light of the changes in circumstances with respect to the Kelly matter, the question of whether the accrual should remain unadjusted (under the provisions of SFAS 5) in the statement of financial condition is valid. However, the accrual does represent management’s reasonable estimate of its anticipated costs of mounting a defense and/or negotiating a settlement, including a provision for the amount of a potential settlement which may be necessary to resolve all matters, regardless of the merits of our case. Accordingly, the Company believes reversing the accrual would have the effect of understating income (loss) in its statement of operations to the extent that these costs are being incurred in the matter, and therefore be inappropriate and misleading. The Company has clarified its disclosures in the most recent filing of our Quarterly Report on Form 10-Q, to more fully explain the scope and basis for this accrual, in accordance with the facts stated above.

In point of fact, negotiations have resumed with the litigant, and the Company anticipates a settlement agreement, prior to confirmation of its plan of reorganization by the Bankruptcy Court.